UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

Commission File Number: 000-13109

LAIDLAW INTERNATIONAL, INC.
 (Exact name of registrant as specified in its charter)

55 Shuman Boulevard, Suite 400
Naperville, Illinois  60563
(630) 848-3000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share
Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1)	[x]	Rule 12h-3(b) (1) (ii)	[_]
Rule 12g-4(a) (2)	[_]	Rule 15d-6	[_]
Rule 12h-3(b) (1) (i)	[x]

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share	One
Preferred Stock Purchase Rights	One

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Laidlaw International, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

LAIDLAW INTERNATIONAL, INC.

By: /s/ Michael Petrucci
Date: October 1, 2007	Name: Michael Petrucci
Title: Assistant Secretary